EXHIBIT (a)(67)

The following are excerpts from the transcript of the Q4 2003 PeopleSoft earnings conference call, which took place on January 29, 2004 at 6:00PM ET.

Bob Okunski — PeopleSoft Inc. — Vice President of Investor Relations

Thank you Rich. Good afternoon everyone. This is Bob Okunski, Vice President of Investor Relations here at PeopleSoft. I would like to welcome you to PeopleSoft’s fourth quarter 2003 earnings conference call. Joining me today are Craig Conway, PeopleSoft’s President and CEO and Kevin Parker, PeopleSoft’s Chief Financial Officer. During this call we will review PeopleSoft’s results of operations for the fourth quarter and share some of our expectations for PeopleSoft’s future financial performance. After our commentary, we will open up the conference call for questions related to our quarterly performance.

PeopleSoft has filed a solicitation recommendation statement on schedule 14D-9. The Board of Directors of PeopleSoft will be soliciting proxies for use at the 2004 Annual Meeting of Stockholders to vote in favor of a slate of Directors to be nominated by the Board of Directors and to vote on any other matters that should be voted upon at the 2004 Annual Meeting. PeopleSoft will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission in connection with this solicitation of proxies for the 2004 Annual Meeting. Promptly after filing the definitive 2004 Proxy Statement with the SEC, PeopleSoft will mail the 2004 Proxy Statement and a WHITE Proxy Card to each PeopleSoft’s stockholder entitled to vote at the Annual Meeting. PeopleSoft has engaged Georgeson Shareholder Communications to assist it in solicitation of proxies from its stockholders. In addition directors, officers, and employees of PeopleSoft may solicit proxies. Citigroup Global Markets, and Goldman Sachs & Company are financial advisors to PeopleSoft. Our earnings release indicates where you can find more information regarding persons who may be deemed to be participants in our proxy solicitation. PeopleSoft’s stockholders should read the Schedule 14D-9 in the 2004 Proxy Statement when it is filed with the SEC because these documents contain or will contain important information. The 2004 Proxy Statement when filed, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com. Please remember our discussions and the financial results and our business outlook may contain forward-looking statements, which may relate to matters as future customer demand, competitive landscape including our win rate against competitors, new product development status, position in the enterprise application sector, and future financial performance or expectations including revenue, operating margin, and earnings expectation and others. The particular forward-looking statements and other statements that may be made on this conference call are not historical facts, are subject to a number of risks, assumptions, and uncertainties and actual results may differ materially. For a more detailed discussion of the information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent earnings release, annual report on Form 10-K, and quarterly report on Form 10-Q. Please remember that the Company undertakes no obligation to update this information presented on this conference call. During the course of today’s discussion, we may reference certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP financial measures, please see our website at www.peoplesoft.com. With that let me turn the call over to Craig.

Craig Conway - PeopleSoft Inc. — President and CEO and Director

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2003 has been a remarkable year. We entered the year in an economic downturn and exited the year as the second largest enterprise software company in the world. We made big investments last year and now we are in a great position with strong growth and even stronger shareholder value. You may recall, when we met with investors and analysts on September 4, in New York, we gave our financial guidance. Many people said we were being too aggressive. Since that time, our financial results speak for themselves and don’t get me wrong 2003 was the not the year, it could have been, had there not been an extremely hostile approach by Oracle, their continuous messaging, their long delays with regulators, all of that prevented PeopleSoft in really having the kind of year we could have had. But we made it a remarkable year anyway.

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Kevin Parker — PeopleSoft Inc. — CFO and EVP of Finance and Administration

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Before I go to the details on our cost and expenses, I would like to point out that our expenses as a percentage of revenue is slightly higher than our longer-term historical averages due to the reduction in our total revenues for the deferred maintenance write-down. Excluding the impact of J. D. Edwards related purchase accounting our fourth quarter pro forma operating expenses were $623 million. Our Q4 operating expenses also include about $11.2 million of expenses related to Oracle’s hostile takeover bid, resulting in a reduction of earnings per share of about 2 cents. Of the $11.2 million, $11 million of these costs were included in the G&A and $200,000 are included in sales and marketing. Q4 sales and marketing expenses were $186 million or 25% of total revenues essentially consistent with recent quarters as a percentage of revenues.

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Our Q4 pro forma operating income increased to a record $112 million, up from $89 million in the prior quarter and $77 million in the prior year, an increase of 26% and 45%, respectively. Pro forma operating margins as a percentage of revenues were 15.3% compared to 13.2% in Q3 and 15.1% in Q4 the prior year. Had we not been forced to incur the costs associated with Oracle’s hostile bid, pro forma operating income would have been in excess of $123 million and our operating margin as a percentage of revenues would have been 16.8% or 1.5 percentage points higher.

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We anticipate Q1 pro forma EPS to be in the 17-18 cent range. In Q1, we also expect to incur additional costs related to the restructuring and severance for closure and closure of facilities of approximately $10 million. Including those acquisition related charges as well as the ongoing amortization associated with the acquisition, we expect our Q1 GAAP EPS to be 6-7 cents. In Q1, we also anticipate that we will have to incur additional costs associated with Oracle’s hostile bid of approximately $12-15 million. This additional expense is included in the EPS amounts I have just given.

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In summary, we are pleased with our performance in Q4 and for 2003, as we posted record results in a number of different categories. The integration of J. D. Edwards is on plan and in many cases exceeding our expectations. We look forward to additional synergies as we go through the New Year. Before we turn to questions I want to take a moment to review where we are with respect to Oracle’s hostile takeover attempt.

This call is an earnings call, and during Q&A portion, we will not be taking questions about Oracle. As we have previously stated, we firmly believe that Oracle is trying to buy PeopleSoft on the cheap and deny our stockholders the value we can deliver with our plan. The Board has twice reviewed Oracle’s offer, first at $16 and again at $19.50. The Board concluded that the offer would face prolonged regulatory delays and with a significant likelihood that it would not be approved and that Oracle’s offers significantly under valued the Company.

Turning to more recent developments, we strongly believe that Oracle’s handpicked paid nominees for election to PeopleSoft Board of Directors are biased and would have irreconcilable conflicts of interest if elected. Oracle’s unsolicited offer also continues to be the subject of ongoing reviews by the U.S. Department of Justice and a task force of State Attorney’s General, as well as by the European Commission, which has requested further information from Oracle. We have been co-operating throughout with the antitrust authorities and look forward to their prompt decisions.

We will continue to update you as events unfold and PeopleSoft will continue its focus on delivering higher value to our stockholders. With an improving economy and even broader product line, the prospects for PeopleSoft’s stockholders are excellent. I’d like to remind you the primary purpose of today’s call is to talk about our earnings and outlook. We will not be taking questions about Oracle’s takeover attempt and with that operator we will be happy to answer questions now.

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QUESTION AND ANSWER

Neil Herman - Lehman Brothers – Analyst

Yes, hi. Just a couple of questions could you talk a little bit about your close rates and what your expectations are going forward for your close rates and then if you could talk about what you are seeing from competitive perspective any significant changes from your competitors out there, are you seeing — who you are seeing more of and who are you seeing less of?

Craig Conway - PeopleSoft Inc. — President and CEO and Director

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So conversion rate is going back up, our win rate continues to be very good, significantly better than Oracle and very strong against SAP, our CRM business was particularly strong and our supply chain management business was particularly strong in Q4. We closed some of the largest transactions we’d ever closed in those two categories supply chain management and CRM in Q4 so, all in all I feel very optimistic as I look out over all in 2004.

Neil Herman - Lehman Brothers – Analyst

Any changes in the competitive environment that were meaningful in your view?

Craig Conway - PeopleSoft Inc. – President and CEO and Director

I think the win rate for Oracle has been eroding for really 3 years now and I think Oracle has gotten weaker and weaker and their applications business certainly saw their license revenue last quarter was significantly below ours and so I feel best with regard to Oracle. I think SAP has gotten a bit of a boost in visibility as a result of Oracle’s approach to PeopleSoft and so, you know, I think their close rate and I think their competitive position continues pretty good.

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You know we already have more than 300 customers in Germany, which is the strongest [vesting] on SAP and so it is all very encouraging. I think, the industry has, you know, has been an industry almost exclusively served by SAP, PeopleSoft, and Oracle and I think our competitive position has gotten better.

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Heather Bellini - UBS Warburg – Analyst

Hi, thank you. Two questions for you Kevin and Craig. The first being could you talk about any changes you are making to the sales force following the the kick off you just did? And the second one is you know, you implied that — you mentioned that we are going to expect more seasonal behavior in license revenue in Q1 just given the size that you are becoming, if you look at SAP though, if you are using them as a benchmark for one of your largest company, they are so up significantly more and typically in the fourth quarter, but I would like to get a comment — some comment there on how do you think this effects your results — you know your seasonality in the out quarters in particular in the fourth, if it is still making more seasonal in the fourth?

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Kevin Parker - PeopleSoft Inc. — CFO and EVP of Finance and Administration

In terms of the seasonality, I think we are going to start to see that and that’s certainly part of the, you know, little bit our expectations not certainly to the degree we see from someone like SAP or Oracle. I think that’s a just not a way we would like to run our business, but the reality is that the macro trend in customer buying behaviors seems to be more skewed towards a stronger Q4 and as we mentioned the sequential decline in Q1 and that’s really what we are trying to describe. We then — as we look at — I am sorry — as we look back over recent history, we actually have been the outlier in terms of seasonality and we feel as though we are more following the industry trend at this point.

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John Torrey - Adams, Harkness and Hill – Analyst

Couple of quick questions. Can you talk about the education and government performance during Q4 particularly after the comments that you made about it in Q3?

Craig Conway - PeopleSoft Inc. - President and CEO and Director

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Yeah it is down. The State Government, the Federal Government and University market is the only market that —well is the market that is most sensitive to any thing going on in the market having to do with the vendors they are evaluating. So, you know, government CIOs and the people that chose government as a career don’t get any rewards or accolades for taking risks on behalf of the public sector.

And so I would say that if, you know, that’s the area that was most impacted by the Oracle situations, there are quarters where public sector is 25% of our total license revenue and that number is —.

John Torrey - Adams, Harkness and Hill – Analyst

I think 12-13% this quarter.

Craig Conway - PeopleSoft Inc. - President and CEO and Director

It was —.

John Torrey - Adams, Harkness and Hill – Analyst

On a worldwide basis.

Craig Conway - PeopleSoft Inc. - President and CEO and Director

It was approaching — it was approaching 10%. If you wind up at 12, you know 12, 13 whatever Kevin says it wound up at, you know, that’s half as much on a percentage basis, as we normally would do. So that’s a very painful consequence of the Oracle situation and hopefully that will get resolved we assume.

John Torrey - Adams, Harkness and Hill – Analyst

Is there any change in the competitive win rates against you in that landscape, in that industry because it seems as if some of your competitors are talking more ambitiously about their success there?

Craig Conway - PeopleSoft Inc. - President and CEO and Director

Well I think our competitors should do it, we would do it. Just trying to seize that opportunity. Saying yeah, we are really, really doing well in the public sector. I mean, if you can have the public sector collectively pause that creates an opportunity for you to go present and so yeah, both of our competitors SAP and Oracle have re-doubled their efforts in the public sector space. And happily most we feel of the public sector deals are waiting; they are not closing but they are waiting, they are waiting for a resolution to a level of comfort — and some have gone ahead. Like I said, we haven’t totally tanked the public sector business, but it’s half of what it would be from a percent point of view. That other half is mostly waiting. Although, every once in a while somebody can’t wait anymore. You saw a deal that was awarded to PeopleSoft in Los Angeles that it was already awarded and had been negotiated, it was pending signature and it ultimately went to SAP I don’t know I am sure, it ultimately was cancelled and the explicit published reason was the Oracle approach to PeopleSoft. There was a $60 million deal, competed, awarded, negotiated, pending signature, lost. And so that’s you know that’s the unhappy part of the public sector experience we had.

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